

OFFERING MEMORANDUM

facilitated by



Deep Cuts, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A)   BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Deep Cuts, LLC
State of Organization	Massachusetts
Date of Formation	September 18th, 2019
Entity Type	Limited Liability Company
Street Address	583 Main St., Medford, MA, 02155
Website Address	http://www.deepcuts.rocks/

(B)   DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1	Ian McGregor	
Positions with the Company Title Duration	Co-Founder & Co-owner Since Incorporation	
Business experience (last three years)	Restaurateur Experience & Event Promotion	
Principal occupation (last three years)	Creative at Eye Design	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information (if any)	Eye Design	A promotional company booking local bands at premiere venues.

Key Person 2	Jeff Wetzel
Positions with the Company Title Duration	Co-Founder & Co-Owner Since Incorporation



Business experience (last three years)	Operations, Brewing, and General Management of a Brewery	
Principal occupation (last three years)	Co-Owner of BearMoose Brewing	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information (if any)	BearMoose Brewing	Micro Brewery in Everett MA

(C)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Ian McGregor
Jeff Wetzel

(D)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

Deep Cuts Deli & Brewery is a deli serving sandwiches and snacks, paired with small-batch craft beers brewed on-site in an environment supportive of local music and arts. We'll host small live performances, art shows, craft markets, etc. Deep Cuts will be a place for people to interact with local artists and craftspeople in a safe and fun environment.

THE SPACE
The Space is a 2 story space with approximately 950 sf on the main floor and 500 sf on the lower floor. the main floor will consist of a 14 seat bar and an 8 table dining room space. The space is designed in a familiar diner style, and accentuated in our signature black and yellow colors, with music-themed decorations throughout.

The rear dining room portion of the space will also have removable tables so the space can be re-arranged to host craft markets, comedy shows, and acoustic performances.

The Deli will be directly behind the bar, so diners will be able to interact with the chefs and see their deli sandwiches constructed. All of the cooking equipment will also be on display behind the bar, much like you would see in a classic deli.

The brewery will be located in the basement, along with 2 additional bathrooms. The basement will be directly accessible from the main floor and the brewery space will be visible as you descend the stairs and turn the corner. We feel it's important for patrons to be able to see and interact with the brewery and understand where the beer they're drinking is coming from.

In the rear of the building will be a 1500 sf patio space where we will be able to have outdoor seating, and secondary outdoor bar space.

CRAFT SANDWICHES
In recent years, the demand for high-quality casual dining has increased. This is evident through our history as a pop-up style restaurant; we have received a very strong positive feedback for the craft sandwiches and snacks that we create. We have an extremely high standard of quality for the ingredients that go into our food.

There has also been a growing demand for meatless meal options, which we have taken to heart. Our meatless sandwiches are designed with the ingredients in mind, and not merely as "meat substitutes." This has shown to have a wider appeal among both vegetarians/vegans and traditional diners alike.

 MAINVEST

CRAFT BEER

Local craft breweries have been intensely growing in popularity in recent years. The model that has risen as the most profitable and manageable is the taproom-style brewery. Our brewery is small enough to be easily manageable, but large enough to provide adequate volume for consumption on-site in the taproom. Being small and only serving on-site also gives us the ability to experiment. We intend to always have a diverse selection of beer. While we'll always rely on our core recipes, we also intend to have a strong rotation to ensure that customers have new choices and that everything remains fresh. This also ensures that we receive the maximum profit from our product and don't depend on distribution for profits.

SOMERVILLE - RESTAURANTS

Somerville is one of the most densely populated cities in Massachusetts, with a more affluent demographic taking hold and driving up the demand for high-quality casual dining and drinking establishments. There are approximately 50,000 within a 1-mile radius of our location, and 15,000 within a .5 mile radius.

Winter Hill is an underserved neighborhood in Somerville. There are currently only 7 sit down restaurant/bars within a ½ mile of Winter Hill. The addition of our restaurant/brewery will also help develop the neighborhood as a destination.

SOMERVILLE - BREWERY

Somerville was recently named the #1 City in America to open a brewery due to 85% of the population being 21 or over, a very low tax rate and license fees, and the fact that the city only has 4.3 breweries per 50,000 people. For reference, there are 6 cities in Colorado alone that have 6 or more breweries per 50,000 people.

There is currently 1 other brewery/restaurant in the neighborhood, Winter Hill Brewing. There is a strong consensus in the industry that 2 breweries within proximity of each other is actually better for both businesses as it develops the area as a destination for patrons to visit both breweries during a "visit". We are friendly with Winter Hill Brewing and they expressed their support for our business in the neighborhood.

We have also developed strong relationships with Bone-Up Brewing, Lamplighter Brewing, and Dorchester Brewing through our Pop-Up business, to help support each other in this closely-knit local craft beer community.

(E) NUMBER OF EMPLOYEES

The Company currently has 4 employees.

(F) RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities



are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$40,000
Offering Deadline	12/11/19

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction and Buildout	$25,000	$70,000
Furniture & Equipment	$10,600	$20,000
Working Capital	$2,000	$10,580
Compensation to MainVest	$2,400	$6,420
TOTAL	$40,000	$107,000

(J) THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the **Invest** button
- Follow the instructions

To Cancel Your Investment



Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	2 - 4.3%**
Payment Deadline	12 / 31 / 2026
Early Investor Multiple	2x***
Default Payment Multiple	1.75x



Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.78%

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	2.0%
$56,750	2.6%
$73,500	3.2%
$95,800	3.9%
$107,000	4.3%

*** To reward early participation, the investors who contribute the first $30,000 raised in the offering will receive a 2x cap. Investors who contribute after $30,000 has been raised in the offering will receive a 1.75x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:



- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Ian McGregor	50%
Jeff Wetzel	50%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand



too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in

the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property

rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

The Company was established in September 2019. As such, there are limited financial statements and information for the investor to review.

The capital raised through MainVest will make up the entirety of the Company's fundraising, however the Company may require additional funds from alternate sources at a later date.



(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Income Statement	2019	2020	2021	2022					2023	TOTAL 3 Years	TOTAL 5 Years
	TOTAL	TOTAL	TOTAL	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	TOTAL			
INCOME											
Gross Sales	$620,436	$719,354	$860,073	$240,121	$251,089	$262,558	$274,551	$1,028,319	$1,229,477	$2,199,863	$3,597,586
(Commissions)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
(Returns and allowances)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Sales	$620,436	$719,354	$860,073	$240,121	$251,089	$262,558	$274,551	$1,028,319	$1,229,477	$2,199,863	$3,597,586
(Cost of Goods)	$81,801	$91,068	$108,882	$30,398	$31,787	$33,239	$34,757	$130,182	$155,648	$281,751	$458,698
GROSS PROFIT	$538,635	$628,287	$751,191	$209,722	$219,302	$229,319	$239,794	$898,137	$1,073,829	$1,918,112	$3,138,888
										$0	$0
EXPENSES - General & Admin.										$0	$0
Salaries and wages	$84,000	$84,000	$84,000	$21,000	$21,000	$21,000	$21,000	$84,000	$84,000	$252,000	$336,000
Employee benefits	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Payroll taxes	$12,600	$12,600	$12,600	$3,150	$3,150	$3,150	$3,150	$12,600	$12,600	$37,800	$50,400
Professional services	$4,000	$4,000	$4,000	$1,000	$1,000	$1,000	$1,000	$4,000	$4,000	$12,000	$16,000
Marketing and advertising	$12,000	$12,000	$12,000	$3,000	$3,000	$3,000	$3,000	$12,000	$12,000	$36,000	$48,000
Rent	$42,000	$42,000	$42,000	$10,500	$10,500	$10,500	$10,500	$42,000	$42,000	$126,000	$168,000
Equipment rental	$6,000	$6,000	$6,000	$1,500	$1,500	$1,500	$1,500	$6,000	$6,000	$18,000	$24,000
Maintenance	$6,000	$6,000	$6,000	$1,500	$1,500	$1,500	$1,500	$6,000	$6,000	$18,000	$24,000
Depreciation	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Insurance	$14,400	$14,400	$14,400	$3,600	$3,600	$3,600	$3,600	$14,400	$14,400	$43,200	$57,600
Telephone service	$1,200	$1,200	$1,200	$300	$300	$300	$300	$1,200	$1,200	$3,600	$4,800
Utilities	$12,000	$12,000	$12,000	$3,000	$3,000	$3,000	$3,000	$12,000	$12,000	$36,000	$48,000
Office supplies	$1,200	$1,200	$1,200	$300	$300	$300	$300	$1,200	$1,200	$3,600	$4,800
Postage and shipping	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Travel	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Entertainment	$1,200	$1,200	$1,200	$300	$300	$300	$300	$1,200	$1,200	$3,600	$4,800
Interest on loans	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
TOTAL EXPENSES	$196,600	$196,600	$196,600	$49,150	$49,150	$49,150	$49,150	$196,600	$196,600	$589,800	$786,400
Net income before taxes	$342,035	$431,687	$554,591	$160,572	$170,152	$180,169	$190,644	$701,537	$877,229	$1,328,312	$2,352,488
Provision for taxes on income	$85,509	$107,922	$138,648	$40,143	$42,538	$45,042	$47,661	$175,384	$219,307	$332,078	$588,122
NET PROFIT	$256,526	$323,765	$415,943	$120,429	$127,614	$135,127	$142,983	$526,153	$657,922	$996,234	$1,764,366

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.



(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

